

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 16, 2011

<u>Via Mail and Facsimile</u>

Jerry S. Rawls
Chairman of the Board
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

       Re: **Finisar Corporation**
              Form 10-K for the Fiscal Year Ended April 30, 2010
              Filed July 1, 2010
              File No. 000-27999
              Response Letter Filed May 2, 1011

Dear Mr. Rawls:

We refer you to our comment letter dated March 17, 2011 regarding potential business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance